Transition Therapeutics Included in the NASDAQ Global Market
TORONTO, ON, January 7, 2008 — Transition Therapeutics Inc. (“Transition” or the “Company”) (NASDAQ: TTHI; TSX: TTH), today announced that its common shares have been approved for listing and will begin trading on the NASDAQ Global Market on Monday January 7, 2008. Prior to this change, the Company’s common shares had been listed on the NASDAQ Capital Market. Transition’s common shares will continue to trade on the Toronto Stock Exchange in addition to the NASDAQ Global Market.
About NASDAQ
NASDAQ is the largest U.S. electronic stock market. With approximately 3,100 companies, it lists more companies and, on average, trades more shares per day than any other U.S. market. It is home to companies that are leaders across all areas of business including technology, retail, communications, financial services, transportation, media and biotechnology. NASDAQ is the primary market for trading NASDAQ-listed stocks. For more information about NASDAQ, visit www.nasdaq.com or the NASDAQ Newsroom at http://www.nasdaq.com/newsroom/.
About Transition
Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead products include ELND005 (AZD-103) for the treatment of Alzheimer’s disease and TT-223 for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates acquired externally or developed internally using its proprietary drug discovery engine. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the Company, please visit www.transitiontherapeutics.com.
Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition’s control and the risk factors and other cautionary statements discussed in Transition’s quarterly and annual filings with the Canadian commissions.
For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz Chief Executive Officer Transition Therapeutics Inc Phone: 416-260-7770, x.223 tcruz@transitiontherapeutics.com	Elie Farah Chief Financial Officer Transition Therapeutics Inc. Phone: 416-260-7770, x.203 efarah@transitiontherapeutics.com